Intellipharmaceutics Announces 2010 Year End Results

Company to Host Conference Call on Tuesday, March 1 at 10 am Eastern Time

TORONTO, Feb. 28, 2011 (GLOBE NEWSWIRE) -- Intellipharmaceutics International Inc. (Nasdaq:IPCI) (TSX:I), a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled release and targeted release oral solid dosage drugs, today reported the results of operations for the year ended November 30, 2010 with the comparative eleven month period ended November 30, 2009. All comparable information for the 2008 year end is that of Intellipharmaceutics International Inc.'s predecessor company IntelliPharmaCeutics Ltd., which had a December 31 year end. All dollar amounts referenced herein are in United States dollars unless otherwise noted.

The loss for the year ended November 30, 2010 was $5.8 million, or $0.53 per common share, compared with a loss of $1.8 million, or $0.19 per common share for the eleven month period ended November 30, 2009. The increased loss is mainly due to increased research and development activities to develop and advance the Company's product pipeline, which now includes four products filed with the U.S. Food and Drug Administration for the purpose of obtaining regulatory approval and additional products that are in various stages of development. The increased loss is also a result of increased costs of being a public company, an increase in overall staffing levels, and an increase in wages and benefits for both administrative and research and development staff.

At November 30, 2010, Intellipharmaceutics' cash totaled $0.8 million, compared with $8.0 million at November 30, 2009. The decrease in cash during the year ended November 30, 2010 is mainly a result of cash used in research and development activities, the increased costs of being a public company, and the repayment of C$910,000 to an amount due to a related party. Subsequent to year end, on February 1, 2011, Intellipharmaceutics completed the sale of common stock and warrants to institutional investors that resulted in net proceeds to the Company of an estimated $10.5 million.

Intellipharmaceutics anticipates its cash flows used in operating activities, its burn rate, will be approximately $4.5 million during fiscal 2011.  Depending on the progress of the partnering initiatives, the Company may elect to increase or reduce expenses associated with its current development plan.

Highlights

  In March 2010, Intellipharmaceutics, together with its partner Par Pharmaceutical, Inc., settled their patented suit for a generic version of the Attention Deficit Hyperactivity Disorder drug Focalin XR® (dexmethylphenidate hydrochloride). As a result, the marketing of Intellipharmaceutics' generic version of Focalin XR® could commence in the fourth quarter of 2012. In December 2010, Intellipharmaceutics announced the filing of an Abbreviated New Drug Application (ANDA) with the FDA for a generic of the 30 mg strength of Focalin XR® (dexmethylphenidate hydrochloride). The application is filed as an amendment to the ANDA previously filed for other strengths of the drug. Focalin XR® brand products had estimated U.S. sales of approximately $355 million in 2009.
  In May 2010, Intellipharmaceutics announced that the U.S. Food and Drug Administration (FDA) accepted its filing for an ANDA for a generic version of the antidepressant Effexor XR® (venlafaxine hydrochloride). In July 2010, Intellipharmaceutics announced that Wyeth LLC, a wholly owned subsidiary of Pfizer Inc., filed suit against the Company for patent infringement relating to this product. Lawsuits such as these are an ordinary and expected part of the process of obtaining approval to commercialize a generic drug product in the United States. The Company remains confident that its generic versions of Effexor XR® do not in any event infringe the patents asserted in the above-noted lawsuit. Effexor® and Effexor XR® brand products had estimated U.S. sales of approximately $3.0 billion in 2009.
  In October 2010, Intellipharmaceutics announced that the FDA accepted for filing its ANDA for a generic version of Protonix® (delayed release pantoprazole sodium). On December 22, 2010, Intellipharmaceutics informed the FDA that it had not received notification, as provided for under the Hatch-Waxman Act, of any patent infringement proceeding by the brand owner, Wyeth Pharmaceuticals, Inc., a wholly-owned subsidiary of Pfizer, Inc., for Intellipharmaceutics' application to market a generic version of Protonix®. As a result, Intellipharmaceutics will not be subject to the automatic 30-month stay of FDA approval to market the product and will be in a position to market the product in the United States upon FDA approval. Protonix® and its generic versions had estimated U.S. sales of approximately $1.8 billion in 2009.
  During the year, the Company received notification that the FDA accepted for filing an ANDA for a generic version of Glucophage® XR (metformin hydrochloride). Glucophage® XR and its generic versions had estimated U.S. sales of approximately $52 million in 2009.
  The appointment of Shameze Rampertab, CA, as Chief Financial Officer and Vice President, Finance, was announced on November 10, 2010. Mr. Rampertab most recently was a Partner, Healthcare Investment Banking at Loewen, Ondaatje, McCutcheon Ltd., where he specialized in raising equity funds for life science companies. He also served as health sciences and biotechnology analyst at several investment banks including Canaccord Capital. Previous to this, he was Director, Finance and Secretary-Treasurer at Drug Royalty Corp.

  Earlier this month, the Company announced it has retained the services of Doll Consulting, LLC and its principal, David S. Doll, to assist with the commercialization of products. Mr. Doll has over 26 years of solid pharmaceutical industry experience in commercial operations, including at Impax Laboratories, Inc. from 2006 to 2008 as Executive Vice President, Commercial Operations. Most notably, he successfully negotiated long-term agreements between Impax and several major pharmaceutical companies, including TEVA, Andrx Corporation, Shire US, Inc., DAVA Pharmaceuticals, Schering Corporation, Wyeth, Novartis, Leiner Health Products, Purdue Pharma and Vedco Inc.

  On February 1, 2011, Intellipharmaceutics completed a sale of common stock and warrants for gross proceeds of $12,000,000. Share issuance costs are estimated to be approximately C$1,500,000. Investors included H&Q Healthcare Investors, H&Q Life Sciences Investors and other institutional healthcare investors.

Intellipharmaceutics' development milestones for 2011 include the following:

  Obtain FDA approval of our generic version of Focalin XR®
  Have two additional ANDA applications accepted for filing by FDA
  Establish at least one additional development/marketing alliance
  Complete manufacturing of clinical batches of Rexista™ oxycodone
  Initiate Phase I studies using clinical batches of Rexista™oxycodone
  Schedule a pre-IND meeting with FDA to discuss Rexista™ oxycodone clinical development plan

A conference call and live audio webcast will be conducted on Tuesday March 1, 2011 at 10:00 a.m. Eastern Time. Participants are invited to attend by connecting 10 minutes prior to the call to one of the following:

Audio Webcast and Replay	Investor Relations section at www.intellipharmaceutics.com
Toll Free Dial-In Number	877-312-5413
International Dial-In Number	678-825-8369

Phone Replay of this Conference Call: (recording will be available from 03/01/2011 to 04/01/2011)

Toll Free	800-642-1687
Toll	706-645-9291
Conference Id:	48177574

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel or generic controlled release and targeted release oral solid dosage drugs. The Company's patented Hypermatrix™ technology is a unique and validated multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology, Intellipharmaceutics has a pipeline of products in various stages of development in therapeutic areas that include neurology, cardiovascular, GIT, pain and infection.

The Intellipharmaceutics International Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=6957

Certain statements in this document constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or "forward-looking information" under the Securities Act (Ontario). These statements include, without limitation, statements regarding the proposed financing, including the amount and timing thereof and effect on control, and possible future warrant exercises, and regarding the Company's plans, milestones and proposed use of proceeds, status of development or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future revenues and projected costs. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimated", "predicts", "potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the closing of this transaction, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors, including the current status of our programs, on capital availability, the potential dilutive effects of any financing , the timing of our programs to research, develop and commercialize our products, the timing and costs of obtaining regulatory approvals, our estimates regarding our capital requirements and future revenues, the timing and amount of investment tax credits, and other risks detailed from time to time in our public disclosure documents or other filings with the securities commissions or other securities regulatory bodies in Canada and the U.S. Additional risks and uncertainties relating to IPC and our business can be found in the "Risk Factors" section of our annual information form dated February 26, 2010 and Form 20-F for the year ended November 30, 2009, as well as in our other public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The audited consolidated financial statements, accompanying notes to the audited consolidated financial statements, and Management's Discussion and Analysis for the year ended November 30, 2010, will be accessible on Intellipharmaceutics Website at www.intellipharmaceutics.com and will be available on SEDAR and EDGAR. Summary financial tables are provided below.

Intellipharmaceutics International Inc.
Unaudited consolidated balance sheets
as at November 30, 2010 and 2009
(Stated in U.S. dollars)

	2010	2009

	$	$

Assets
Current
Cash	789,136	8,014,492
Accounts receivable	1,619	5,427
Investment tax credits	1,184,345	1,840,044
Prepaid expenses, sundry and other assets	142,379	175,248
	2,117,479	10,035,211

Deferred offering cost	224,673	--
Property and equipment, net	925,554	1,046,121
	3,267,706	11,081,332

Liabilities
Current
Accounts payable	612,957	1,323,368
Accrued liabilities	321,030	540,604
Employee cost payable	575,625	501,114
Current portion of capital lease obligations	13,230	35,595
Due to related parties	1,635,842	2,360,181
	3,158,684	4,760,862

Warrant liability	7,161	226,268
Capital lease obligations	--	12,862
Deferred revenue	8,905	1,449,326
	3,174,750	6,449,318

Shareholders' equity
Capital stock
Authorized
Unlimited common shares without par value
Unlimited preference shares
Issued and outstanding
10,907,054 common shares	16,969	16,969
(2009 - 10,907,054)
Additional paid-in capital	19,369,005	18,263,340
Accumulated other comprehensive loss	(225,476)	(341,844)
Deficit	(19,067,542)	(13,306,451)
	92,956	4,632,014
Contingencies
	3,267,706	11,081,332

Intellipharmaceutics International Inc.
Unaudited consolidated statements of operations and comprehensive loss for the year ended November 30, 2010, 11 month period ended
November 30, 2009 and year ended December 31, 2008
(Stated in U.S. dollars)

	2010	2009	2008
	(12 Months)	(11 Months)	(12 Months)

	$	$	$

Revenue
Research and development	1,459,385	630,179	733,653
Other services	--	--	544,051
	1,459,385	630,179	1,277,704

Expenses
Cost of revenue	--	382,597	1,885,790
Research and development	4,533,310	1,554,859	419,187
Selling, general and administrative	2,699,204	975,197	1,365,461
Depreciation	242,778	344,768	574,851
Write-down of long-lived assets	36,481	--	--
	7,511,773	3,257,421	4,245,289

Loss before the undernoted	(6,052,388)	(2,627,242)	(2,967,585)
Fair value adjustment of warrants	223,782	286,983	--
Net foreign exchange gain (loss)	138,949	587,642	(817,407)
Interest income	27,001	1,822	95,282
Interest expense	(98,435)	(87,940)	(75,464)
Loss	(5,761,091)	(1,838,735)	(3,765,174)
Other comprehensive (loss) income
Foreign exchange translation adjustment	116,368	(727,491)	417,743
Comprehensive loss	(5,644,723)	(2,566,226)	(3,347,431)

Loss per common share, basic and diluted	(0.53)	(0.19)	(0.40)

Weighted average number of common shares outstanding, basic and diluted	10,907,054	9,512,131	9,327,716
CONTACT: Glenn Neumann
         Director of Investor Relations
         416-798-3001 x123 investors@intellipharmaceutics.com
         30 Worcester Road
         Toronto, ON Canada M9W 5X2
         www.intellipharmaceutics.com